Exhibit 99.1

REVERSE STOCK SPLIT DISCLOSURE

On December 31, 2024, C3is Inc. (the “Company”) effected a one-for-two-and-a-half (1-for-2.5) reverse split of its common stock. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 10,597,634 to 4,239,030, as of December 31, 2024, and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split. The Company’s outstanding warrants were proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise. The exercise price of the Class B-1, B-2, C-1 and C-2 Warrants, and accordingly the conversion price of the Series A Convertible Preferred Stock, were further adjusted to $1.3007 per share, the lowest daily volume weighted average price during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the effective time of the reverse split, and the number of shares of common stock issuable upon exercise proportionately increased such that the aggregate exercise price of such warrants as of their original issuance date remain unchanged.

All share and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental reduction in the aggregate par value of all issued and outstanding shares of common stock of $63,586 will be reflected as a reduction to “Common stock” and a corresponding increase in “Additional paid-in capital” on the Company’s balance sheet as of December 31, 2024. The effect of the reverse stock split on per share amounts and weighted average number of shares of common stock outstanding for the period from July 25, 2022 to December 31, 2022, the year ended December 31, 2023 and the nine months ended September 30, 2023 and September 30, 2024, are as follows.

	Period from July 25, 2022 To December 31, 2022*	Year ended December 31, 2023*	Nine Months ended September 2024	Nine Months ended September 2023
Basic earnings/ (loss) per share of common stock	43.33	393.20	(4.00)	191.81
Diluted earnings/ (loss) per share of common stock	18.46	157.69	(4.00)	49.31
Basic weighted average number of shares	12,731	21,687	1,582,245	18,282
Diluted weighted average number of shares	29,874	58,447	1,582,245	75,425

*

The reported earnings per common share calculations give retroactive effect to the issuance of the common stock as of July 25, 2022 and January 1, 2023, issued in connection with the spin-off of the Company from Imperial Petroleum Inc. in June 2023. All share information also reflects the 1-for-100 reverse stock split of the Company’s common stock effected at 11:59 p.m., Eastern Time, on April 11, 2024.